February 4, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz and Mr. Joseph McCann

Re:                             CombiMatrix Corporation
Registration Statement on Form S-3
Filed December 31, 2013
File No. 333-193148

Dear Ms. Ravitz and Mr. McCann:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 27, 2014 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed by CombiMatrix Corporation (the “Company”).  Concurrently herewith, we are filing with the Commission by Edgar transmission Amendment No. 1 to the Registration Statement (the “Amendment”).  To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from the initial Registration Statement which was filed with the Commission on December 31, 2013.

The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the initial filing of the Registration Statement.  The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.  Page references in the text of the response correspond to the pages of the Amendment.  Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

Registration Statement Fee Table

Comment No. 1:

1.                                      Please confirm your understanding that Rule 416 only applies to securities issued in connection with the types of transactions listed in that rule, and would not cover any other type of contractual antidilution provisions that apply unequally to different shareholders, such as the rights set forth in Section 7(b) of the Certificate of Designation of Preferences, Rights and Limitations of Series B 6% Convertible Preferred Stock.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Response to Comment No. 1:

The Company confirms that it understands that Rule 416 only applies to securities issued in connection with the types of transactions listed in that rule.  The Company respectfully notes that it has filed this new Registration Statement precisely because of the inapplicability of Rule 416 to contractual price antidilution provisions of the type contained in the warrants issued by the Company in October 2012.

Recent Developments, page 2

Comment No. 2:

2.                                      We note that your most recent Form 10-Q was filed in November 2013 prior to consummation of the Series D offering. Accordingly, please revise your Form S-3 to describe events impacting your liquidity and capital resources following completion of the Series D offering. In this regard, please revise the summary to highlight the dilution that has resulted in the past sixteen months as a result of your Series A, B, C and D financings and disclose how the Series D offering impacts, if at all, recent trends in your capital raising. Please also revise your risk factors as appropriate.

Response to Comment No. 2:

The Company has revised its disclosure on page 2 of the Amendment to describe the effect of the Series D offering on the Company’s capital resources.  The Company respectfully submits that it already has disclosed, in prior periodic reports incorporated by reference into the Registration Statement and in the risk factor on page 15 of the Registration Statement, the dilution that has resulted from the Series A, B, C and D financings.  Accordingly, the Company does not believe that it is necessary to repeat such disclosure on page 2 of the Registration Statement.

Risk Factors, page 4

Future sales or the potential for future sales of our securities…, page 15

Comment No. 3:

3.                                      Please explain what you mean when you say that the shares underlying the Series B Financing “are freely tradable up to the maximum permitted by General Instruction I.B.6 of Form S-3.” In this connection, please note that General Instruction 1.B.6 applies to primary offerings, and it appears that sales of the stock underlying your Series B Convertible preferred stock would be registered on a secondary basis, since the preferred stock is immediately exercisable.

Response to Comment No. 3:

The Company advises the Staff that the Series B financing was a primary offering take-down from the Company’s shelf registration statement (File No. 333-176372).  The registration covered the Series B convertible preferred stock and associated warrants as well as the shares of Common Stock underlying such securities up to the maximum permitted by General Instruction I.B.6 of Form S-3.  The Company further advises the Staff that because all of its Series B convertible preferred stock has now been converted and because the associated warrants do not have a price anti-dilution provision, the subject language in the risk factor is no longer applicable and will be deleted.

Selling Stockholders, page 20

Comment No. 4:

4.                                      We refer to your disclosure in footnote 2 on page 21 which indicates that Alpha Capital Anstalt beneficially owns 26.58% of your common stock. Please revise the table on page 20 to reflect Alpha Capital Anstalt’s aggregate holdings.

Response to Comment No. 4:

The Company respectfully submits that the Staff has misconstrued its hypothetical disclosure in footnote 2 on page 21 of the Registration Statement.  Accordingly, the Company has revised the disclosure in footnote 2 to clarify what Alpha Capital Anstalt’s hypothetical ownership would be if the beneficial ownership blocker did not exist and if all of the exercisable securities held by Alpha Capital Anstalt were to be exercised.

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Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1400 or Scott Burell at the Company at (949) 753-0624 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Thank you very much for your assistance in this matter.

Very truly yours,

COMBIMATRIX CORPORATION

/s/ SCOTT R. BURELL

Scott R. Burell
Chief Financial Officer

cc:	Parker Schweich, Esq.